UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939


                           Covanta Energy Corporation
--------------------------------------------------------------------------------
                               (Name of applicant)

                        40 Lane Road, Fairfield, NJ 07004
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

          Securities to be Issued Under the Indentures to be Qualified

       Title of Class                                  Amount
--------------------------------------------------------------------------------

  Senior Secured Notes                   Up to a maximum aggregate principal
                                               amount of $225,000,000

Subordinated Unsecured Notes              Up to a maximum aggregate principal
                                                amount of $35 million


                  Approximate date of proposed public offering:
    Upon the Effective Date under the Reorganization Plan (as defined herein)


                               Jeffrey R. Horowitz
                           Covanta Energy Corporation
                                  40 Lane Road
                        Fairfield, New Jersey 07007-2615
                     (Name and Address of Agent for Service)


                                 With a copy to:

                               Filip Moerman, Esq.
                        Cleary Gottlieb Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006


                                     GENERAL

1.   General Information.

     (a) Covanta Energy Corporation ("Covanta" or the "Company") is a corporation.

     (b) Covanta is organized under the laws of the state of Delaware.

2.   Securities Act exemption applicable.

Covanta intends to offer, under the terms and subject to the conditions set forth in the First Amended Disclosure Statement with Respect to Reorganizing Debtors' Joint Reorganization Plan, Heber Debtors' Joint Reorganization Plan, and Liquidating Debtors' Joint Plan of Liquidation Under Chapter 11 of the Bankruptcy Code (as amended, the "Disclosure Statement") and an accompanying Debtors' First Amended Joint Reorganization Plan under Chapter 11 of the Bankruptcy Code (as amended, the "Reorganization Plan"), Debtors First Amended Joint Plan of Liquidation under Chapter 11 of the Bankruptcy Code and Heber Debtors' Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of Covanta and certain of its subsidiaries (collectively, the "Debtors"), copies of which are included as exhibits T3E-1 and T3E-2 to this application, the Senior Secured Notes (the "Secured Notes"), issued initially with an expected aggregate principal amount of $200 million accreting to an aggregate principal amount of $225 million upon maturity and the Reorganization Plan Unsecured Notes issued in a principal amount between $30 million and $35 million (the "Subordinated Notes" and together with the Secured Notes, the "Notes"). The Secured Notes will be issued pursuant an indenture to be qualified under this Form T-3 (the "Secured Notes Indenture"), a copy of which will be filed by amendment to this application once it has been negotiated. A summary term sheet (the "Secured Notes Term Sheet") listing certain terms of the Secured Notes is attached to this application as Exhibit T3E-6. The Subordinated Notes will be issued pursuant to an indenture also to be qualified under this Form T-3 (the "Subordinated Notes Indenture") a copy of which will be filed by amendment to this application once it has been negotiated. A summary term sheet (the "Subordinated Notes Term Sheet") listing certain terms of the Subordinated Notes is attached to this application as Exhibit T3E-7.

The Notes are being offered by Covanta in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy Reorganization Plan from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor or an affiliate participating in a joint plan with the debtor) under a Reorganization Plan; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. Covanta believes that the offer and exchange of the Notes under the Reorganization Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Reorganization Plan, the Secured Notes will be issued to holders of Allowed Class 3 Claims and Allowed Class 6 Claims (both as defined in the Reorganization Plan) in satisfaction of their claims against the Debtors. A more complete description of the Secured Notes will be provided in the Secured Notes Indenture, which will be filed by amendment to this application once it has been negotiated and drafted. Also pursuant to the Reorganization Plan, the Subordinated Notes will be issued to holders of Allowed Class 4 Claims (as defined in the Reorganization Plan) in satisfaction of the claims against the Debtors. A more complete description of the Subordinated Notes will be provided in the Subordinated Notes Indenture, which will be filed by amendment to this application once it has been negotiated and drafted.

                                  AFFILIATIONS
3.   Affiliates.

Set forth below is a list of all direct and indirect subsidiaries of Covanta (the "Subsidiaries" and each a "Subsidiary"). Unless stated otherwise, each Subsidiary is wholly owned by Covanta or another Subsidiary.



 Alpine Food Products, Inc. (Washington Corporation)

 AMOR 14 Corporation (Delaware Corporation)

 BDC Liquidating Corporation (Delaware Corporation)

 Bouldin Development Corporation (California Corporation)

 Covanta Acquisition, Inc. (Delaware Corporation)

 Covanta Alexandria/Arlington, Inc. (Virginia Corporation)

 Covanta Babylon, Inc. (New York Corporation)

 Covanta Bessemer, Inc. (Florida Corporation)

 Covanta Bristol, Inc. (Virginia Corporation)

 Covanta Concerts Holdings, Inc. (f/k/a The Metropolitan Entertainment Co., Inc.) (New Jersey Corporation) (85%)

 Covanta Cunningham Environmental Support, Inc. (New York Corporation)

 Covanta Energy Americas, Inc. (Delaware Corporation)

 Covanta Energy Construction, Inc. (Delaware Corporation)

 Covanta Energy Group, Inc. (Delaware Corporation)

 Covanta Energy International, Inc. (Delaware Corporation)

 Covanta Energy Resource Corporation (Delaware Corporation)

 Covanta Energy Sao Jeronimo, Inc. (Delaware Corp).

 Covanta Energy Services, Inc. (Delaware Corporation)

 Covanta Energy West, Inc. (Delaware Corporation)

 Covanta Engineering Services, Inc. (New Jersey Corporation)

 Covanta Equity of Alexandria/Arlington, Inc. (Virginia Corporation)

 Covanta Equity of Stanislaus, Inc. (California Corporation)

 Covanta Fairfax, Inc. (Virginia Corporation)

 Covanta Financial Services, Inc. (Delaware Corporation)

 Covanta Geothermal Operations Holdings, Inc. (Delaware Corporation)

 Covanta Geothermal Operations, Inc. (Delaware Corporation)

 Covanta Heber Field Energy, Inc. (Delaware Corporation)

 Covanta Hillsborough, Inc. (Florida Corporation)

 Covanta Huntington Resource Recovery One Corporation (Delaware Corporation)

 Covanta Huntington Resource Recovery Seven Corporation (Delaware Corporation)

 Covanta Huntington, Inc. (New York Corporation)

 Covanta Huntsville, Inc. (Alabama Corporation)

 Covanta Hydro Energy, Inc. (Delaware Corporation)

 Covanta Hydro Operations West, Inc. (Delaware Corporation)

 Covanta Hydro Operations, Inc. (Tennessee Corporation)

 Covanta Imperial Power Services, Inc. (California Corporation)

 Covanta Indianapolis, Inc. (Indiana Corporation)

 Covanta Kent, Inc. (Michigan Corporation)

 Covanta Key Largo, Inc. (Florida Corporation)

 Covanta Lake, Inc. (Florida Corporation)

 Covanta Lancaster, Inc. (Pennsylvania Corporation)

 Covanta Lee, Inc. (Florida Corporation)

 Covanta Long Island, Inc. (New York Corporation)

 Covanta Marion Land Corporation (Oregon Corporation)

 Covanta Marion, Inc. (Oregon Corporation)

 Covanta Mid- Conn., Inc. (Connecticut Corporation)

 Covanta Montgomery, Inc. (Maryland Corporation)

 Covanta New Martinsville Hydro-Operations Corporation (W. Virginia Corporation)

 Covanta Northwest Puerto Rico, Inc. (Puerto Rican Corporation)

 Covanta Oahu Waste Energy Recovery, Inc. (California Corporation)

 Covanta Oil & Gas, Inc. (Delaware Corporation)

 Covanta Onondaga Five Corporation (Delaware Corporation)

 Covanta Onondaga Four Corporation (Delaware Corporation)

 Covanta Onondaga Operations, Inc. (Delaware Corporation)

 Covanta Onondaga Three Corporation (Delaware Corporation)

 Covanta Onondaga Two Corporation (Delaware Corporation)

 Covanta Onondaga, Inc. (New York Corporation)

 Covanta OPW Associates, Inc. (Connecticut Corporation)

 Covanta OPWH, Inc. (Delaware Corporation)

 Covanta Pasco, Inc. (Florida Corporation)

 Covanta Plant Services of New Jersey, Inc. (New Jersey)

 Covanta Power Development of Bolivia, Inc. (Delaware Corporation)

 Covanta Power Development, Inc. (Delaware Corporation)

 Covanta Power Equity Corporation (Delaware Corporation)

 Covanta Power International Holdings, Inc. (Delaware Corporation)

 Covanta Projects of Hawaii, Inc. (Hawaii Corporation)

 Covanta Projects, Inc. (Delaware Corporation)

 Covanta RRS Holdings Inc. (Delaware Corporation)

 Covanta Secure Services USA, Inc. (Delaware Corporation)

 Covanta Secure Services, Inc. (Delaware Corporation)

 Covanta SIGC Energy II, Inc. (California Corporation)

 Covanta SIGC Energy, Inc. (Delaware Corporation)

 Covanta SIGC Geothermal Operations, Inc. (California Corporation)

 Covanta Stanislaus, Inc. (California Corporation)

 Covanta Systems, Inc. (Delaware Corporation)

 Covanta Tampa Bay, Inc. (Florida Corporation)

 Covanta Tulsa, Inc. (Oklahoma Corporation)

 Covanta Union, Inc. (New Jersey Corporation)

 Covanta Wallingford Associates, Inc. (Connecticut Corporation)

 Covanta Waste Solutions, Inc. (Delaware Corporation)

 Covanta Waste to Energy of Italy, Inc. (Delaware Corporation)

 Covanta Waste to Energy, Inc. (Delaware Corporation)

 Covanta Water Holdings, Inc. (Delaware Corporation)

 Covanta Water Systems, Inc. (Delaware Corporation)

 Covanta Water Treatment Services, Inc. (Delaware Corporation)

 Doggie Diner, Inc. (Delaware Corporation)

 DSS Environmental, Inc. (New York Corporation)

 ERC Energy II, Inc. (Delaware Corporation)

 ERC Energy, Inc. (Delaware Corporation)

 Gulf Coast Catering Company, Inc. (Louisiana Corporation)

 Heber Field Energy II, Inc. (Delaware Corporation)

 J.R. Jack's Construction Corporation (Nevada Corporation)

 Lenzar Electro-Optics, Inc. (Delaware Corporation)

 Offshore Food Service, Inc. (Louisiana Corporation)

 OFS Equity of Alexandria/Arlington, Inc. (Virginia Corporation)

 OFS Equity of Babylon, Inc. (New York Corporation)

 OFS Equity of Delaware, Inc. (Delaware Corporation)

 OFS Equity of Huntington, Inc. (New York Corporation)

 OFS Equity of Indianapolis, Inc. (Indiana Corporation)

 OFS Equity of Stanislaus, Inc. (California Corporation)

 Ogden Allied Abatement and Decontamination Service, Inc. (New York)

 Ogden Allied Maintenance Corporation (New York Corporation)

 Ogden Allied Payroll Services, Inc. (New York Corporation)

 Ogden Attractions, Inc. (Delaware Corporation)

 Ogden Aviation Distributing, Inc. (New York Corporation)

 Ogden Aviation Fueling Company of Virginia, Inc. (Delaware Corporation)

 Ogden Aviation Service Company of Colorado (Colorado Corporation)

 Ogden Aviation Service Company of Pennsylvania, Inc. (Pennsylvania Corporation)

 Ogden Aviation Services International Corporation (New York Corporation)

 Ogden Aviation Terminal Services, Inc. (Massachussets Corporation)

 Ogden Aviation, Inc. (Delaware Corporation)

 Ogden Cargo Spain, Inc. (Delaware Corporation)

 Ogden  Central and South America, Inc. (Delaware Corporation)

 Ogden Cisco, Inc. (Delaware Corporation)

 Ogden Communication, Inc. (Delaware Corporation)

 Ogden Constructors, Inc. (f/k/a Ogden Engineering and Construction, Inc., f/k/a Ogden Remediation Services Co., Inc.) (Florida Corporation)

 Ogden Environmental and Energy Services Co., Inc. (Delaware Corporation)

 Ogden Facility Holdings, Inc. (Delaware Corporation)

 Ogden Facility Management Corporation of Anaheim (California Corporation)

 Ogden Facility Management Corporation of West Virginia (W. Virginia)

 Ogden Film and Theatre, Inc. (Delaware Corporation)

 Ogden Firehole Entertainment Corporation (Delaware Corporation)

 Ogden Food Service Corporation of Milwaukee (Wisconsin Corporation)

 Ogden International Europe, Inc. (Delaware Corporation)

 Ogden Leisure, Inc. (Delaware Corporation)

 Ogden Management Services, Inc. (Delaware Corporation)

 Ogden New York Services, Inc. (New York Corporation)

 Ogden Pipeline Services Corporation (Delaware Corporation)

 Ogden Services Corporation (Delaware Corporation)

 Ogden Support Services, Inc. (Delaware Corporation)

 Ogden Technology Services Corporation (Delaware Corporation)

 Ogden Transition Corporation (Delaware Corporation)

 OPI Quezon, Inc. (Delaware Corporation)

 PA Aviation Fuel Holdings, Inc. (Delaware Corporation)

 Philadelphia Fuel Facilities Corporation (Pennsylvania Corporation)

 Three Mountain Operations, Inc. (Delaware Corporation)

 8309 Tujunga Avenue Corp. (California Corporation)

 Bouldin Development Corp. (Delaware Corporation)

 Burney Mountain Power (California Corporation)

 Greenway Insurance Company of Vermont (Vermont Corporation)

 Covanta Plant Services of New Jersey, Inc. (New Jersey Corporation)

 Covanta Haverhill Associates (Massachusetts G.P.)

 Covanta Haverhill, Inc. (Massachusetts Corporation)

 Covanta Haverhill Properties, Inc. (Massachusetts Corporation)

 Covanta New Martinsville Hydroelectric Corporation (Delaware Corporation)

 Covanta Omega Lease, Inc. (Delaware Corporation)

 Covanta Power Plant Operations (California Corporation)

 Covanta Power Pacific, Inc. (California Corporation)

 Covanta SBR Associates (Massachusetts G.P.)

 Covanta Tampa Construction, Inc. (Delaware Corporation)

 Covanta Warren Energy Resource Co., L.P. (Delaware L.P.)

 Generating Resource Recovery Partners, L.P. (50% owned California L.P.)

 Haverhill Power, Inc. (Massachusetts Corporation)

 Koma Kulshan Associates (50% owned California L.P.)

 LMI, Inc. (Massachusetts Corporation)

 Logistic Operations, Inc.

 Mammoth Geothermal Company (California Corporation)

 Mammoth Pacific, L.P. (50% owned California L.P.)

 Mammoth Power Associates, L.P. (California L.P.)

 Mammoth Power Company (California Corporation)

 Michigan Waste Energy, Inc. (Delaware Corporation)

 Mt. Lassen Power (California Corporation)

 Ogden MEI, LLC

 Pacific Energy Resources, Inc. (California Corporation)

 Pacific Geothermal Company (California Corporation)

 Pacific Hydropower Company (California Corporation)

 Pacific Oroville Power, Inc. (California Corporation)

 Pacific Recovery Corporation (California Corporation)

 Pacific Wood Fuels Company (California Corporation)

 Pacific Wood Services Company (California Corporation)

 Penstock Power Company (California Corporation)

 Pacific Ultrapower Chinese Station (50% owned California G.P.)

 Spectra Enterprises Association, L.P.

 Three Mountain Power, LLC (Delaware LLC)

 Covanta One Limited (Mauritius Corporation)

 Covanta Philippines Operating, Inc. (Cayman Corporation)

 Covanta Three Limited (Mauritius Corporation)

 Covanta Two Limited (Mauritius Corporation)

 Covanta Waste to Energy Asia Investments (Mauritius Corporation)

 Edison Bataan Cogeneration Corporation (Philippines Corporation)

 El Gorguel Energia S.L. (Spanish Corporation)

 Enereurope Holdings III B.V. (Netherlands Corporation)

 Estadio Olimpico de Sevilla, S.A. (Spain Corporation) (15.9%)

 GOA Holdings Limited (Mauritius)

 Hidro Operaciones Don Pedro S.A. (Costa Rican Corporation)

 Hungarian-American Geothermal Limited Liability Company (Hungary Corporation) (37.5%)

 Island Power Corporation (Philippines Corporation) (40%)

 Magellan Cogeneration, Inc. (Philippines Corporation)

 Mecaril, S.A. (Uruguay Corporation)

 Menezul, S.A. (Uruguay Corporation)

 Modigold, S.A. (Uruguay Corporation)

 Ogden Aeropuertos RD S.A. (Uruguay Corporation) (ownership interest to be provided by amendment)

 Ogden Alimentos Comercio e Servicos Ltda. (Brazil Corporation) (ownership interest to be provided by amendment)

 Ogden Allied Services GmbH (Germany Corporation)

 Ogden Balaji O&M Services Private Limited (India Corporation) (99.98%)

 Power Operations and Maintenance Ltd (Bermuda Corporation (ownership interest to be provided by amendment))

 Ogden do Brasil Participacoes S/C Ltda. (Brazil Corporation) (ownership interest to be provided by amendment)

 Ogden Energy India (Bakreshwar) Limited (Mauritius Corporation)

 Ogden Energy of Bongaigaon Private Limited (Indian Corporation)

 Ogden Entertainment Services Spain, S.A. (Spain Corporation)

 Ogden Gaming of Ontario Limited (Canada Corporation)

 Ogden HCI Services (60%)

 Ogden Holdings, S.A. (Argentina Corporation)

 Ogden Madhya Pradesh Operating Private Limited (Calcutta Corporation)

 Ogden Martin Systems of Nova Scotia Limited (Canada Corporation)

 Ogden Palladium Services, Inc. (Canada Corporation)

 Ogden Power Aqua y Energia Torre Pacheco, S.A. (Spain Corporation) (83.3%)

 Ogden Power Development - Cayman, Inc. (Cayman Corporation)

 Ogden PS&M Entertainment Limited (ownership interest to be provided by amendment)

 Ogden Rural S.A. (Argentina Corporation) (50%)

 Ogden Spain, S.A. (Spain Corporation)

 Ogden Taiwan Investments Limited (Mauritius Corporation)

 Olmec Insurance Limited (Bermuda Corporation)

 OPDB Limited (Cayman Corporation)

 Operaciones LICA S.L. (Spain Corporation)

 OPI Carmona Limited (Cayman Corporation)

 OPI Carmona One Limited (Cayman Corporation)

 Paltir, S.A.(Uruguay Corporation) (ownership interest to be provided by amendment)

 Parque Isla Magica, S.A. (Spain Corporation) (26.12%)

 Quezon Power, Inc. (Cayman Islands Corporation) (27.5%)



 Ambiente 2000 S.r.l (Italy) (40%)

 GBL Power Limited (Republic of India) (49%)

 Great Eastern Energy Corporation Limited (Thailand Corporation) (29%)

 Gulf Cogeneration Co. Limited (Thailand)

 Gulf Electric Public Company Limited (Thailand) (50%)

 Gulf Power Generation (Thailand) (60%)

 Haugzhou Linan Ogden-Jinjiang Cogeneration Co., Limited (Mauritius Corporation) (60%)

 LINASA Cogeneracion y Asociados, S.L. (Spain) (50%)

 Madurai Power Pvt. Limited (Tamil Nadu, India) (74.8%)

 NEPC Consortium Power Limited (Bangladesh Private Company) (45.1%)

 Prima S.r.l. (Italy) (13%)

 Quezon Equity Funding Limited (Cayman Islands LP) (27.4%)

 Quezon Power (Philippines) Limited (Philippines LP) (21% as LP); (77% as GP)

 Rent LLC (.01%)

 Samalpatti Power Company Private Limited (India) (60%)

 SJ Investors Participacoes (Brazil LP) (90%)

 Taixing Ogden-Taineng (Madian) Cogeneration Co., Limited (Mauritius Corporation) (60%)

 Taixing Ogden-Yanjiang Cogeneration Co., Limited (Mauritius Corporation) (60%)

 Zibo Ogden-Bohui Cogeneration Co. Limited (Mauritius) (60%)




                             MANAGEMENT AND CONTROL

4. Directors and executive officers.

The following table sets forth the names of and all offices held by all current executive officers and directors of the Company.

-----------------------------------------------------------------------------------------------------
 Name
Office                       Office                              Address
-----------------------------------------------------------------------------------------------------

 Scott G. Mackin             Chief Executive Officer             40 Lane Rd., Fairfield, NJ  07004
                             President and Director

 Peter Allen                 Senior Vice President               40 Lane Road, Fairfield, NJ  07004

 B. Kent Burton              Senior Vice President               4029 Ridge Top Road, Suite 200,
                             Policy & International              Fairfax, VA 22030-2828
                             Governmental Relations

 Paul B. Clements            Senior Vice President               4029 Ridge Top Road, Suite 200,
                             International Business Management   Fairfax, VA 22030-2828

 Lynde H. Coit               Senior Vice President               40 Lane Road, Fairfield, NJ  07004

 Stephen M. Gansler          Senior Vice President               40 Lane Road, Fairfield, NJ  07004
                             Human Resources

 Jeffrey R. Horowitz         Senior Vice President, General      40 Lane Road, Fairfield, NJ  07004
                             Counsel & Secretary

 William J. Keneally         Senior Vice President and Chief     40 Lane Road, Fairfield, NJ  07004
                             Accounting Officer

 John M. Klett               Senior Vice President               40 Lane Road, Fairfield, NJ  07004
                             Domestic Operations

 Anthony J.  Orlando         Senior Vice President               40 Lane Road, Fairfield, NJ  07004
                             Business and Financial Management

 Bruce W. Stone              Senior Vice President               40 Lane Road, Fairfield, NJ  07004
                             Business Development and
                             Construction

 William P. Crowley          Vice President                      40 Lane Road, Fairfield, NJ  07004

 Gary D. Perusse             Vice President                      40 Lane Road, Fairfield, NJ  07004
                             Risk Management

 Timothy J. Simpson          Vice President, Associate General   40 Lane Road, Fairfield, NJ  07004
                             Counsel & Assistant Secretary

 Louis M. Walters            Vice President and Treasurer        40 Lane Road, Fairfield, NJ  07004


 George L. Farr              Director/Chairman                   Muirhead Holdings, LLC
                                                                 9 Greenwich Office Park
                                                                 Greenwich, CT  06831


5. Principal owners of voting securities.

As of the date of this application, Company believes that there currently are no persons owning 10% or more of the Company's voting securities.


                                  UNDERWRITERS

6.   Underwriters.

Not applicable.


                               CAPITAL SECURITIES

7.   Capitalization.

         (a) The following table sets forth certain information with respect to each authorized class of securities of the Company as of October 16, 2003.

                                                   ---------------------------------------------
                                                          Col. B                  Col. C
                                                    Amount Authorized       Amount Outstanding
-------------------------------------------------  ---------------------------------------------
                      Col. A
                  Title of Class
-------------------------------------------------
                                                   80,000,000 shares         49,825,251 shares
1. Common Stock, par value $.50 per share          4,000,000 shares          33,049 shares
2. $1.875 Cumulative Convertible Preferred Stock   $100,000,000              $100,000,000
   (Series A)
3. 9.25% Debentures due 2022                       $85,000,000               $85,000,000
4. 6% Convertible Debentures due June 1, 2002      $75,000,000               $63,650,000
5. 5.75% Convertible Debentures due October 20,
   2002


     (b) Following is a brief outline of the voting rights of each class of voting securities The holders of common stock possess full voting power with respect to the election of directors and all other purposes, except as limited by the Delaware General Corporation Law and except as described below. Each holder of common stock is entitled to one vote for each full share of common stock then issued and outstanding and held in such record holder's name. Holders of common stock vote together with the holders of Series A preferred stock and would vote together with the holders of any other series of preferred stock that may be issued and entitled to vote in such manner, and not as a separate class. The Certificate of Incorporation does not provide for either preemptive rights or cumulative voting with respect to common stock or preferred stock.

The holders of Series A preferred stock are entitled to one-half vote for each share of Series A preferred stock and except as described below, vote together as a class with the holders of common stock. However, if at any time dividends with respect to the Series A preferred stock have not been paid in an amount equal to or exceeding the dividends payable in respect of six quarterly periods, then the holders of Series A preferred stock, voting as a separate class with each share of Series A preferred stock having one vote, are entitled to elect two additional directors to the Board of Directors at the next annual meeting of stockholders in lieu of voting together with the holders of common stock in the election of directors, with such right continuing until all dividends in default have been paid. In addition, the separate consent or approval of at least two-thirds of the number of shares of any series of preferred stock then outstanding is required before we can undertake certain transactions, as specified in the Certificate, that may have the effect of adversely affecting the rights of such series.


                              INDENTURE SECURITIES

8. Analysis of indenture provisions.

A more complete general description of certain provisions of the Secured Notes Indenture to be qualified will be provided at such time as this application is amended to include, among other things, a copy of the Secured Notes Indenture. The Secured Notes Term Sheet currently contemplates that the Secured Notes will be issued initially in an aggregate principal amount of $200 million accreting to an aggregate principal amount of $225 million upon maturity seven (7) years after the Effective Date of the Reorganization Plan. It is currently expected that a semi-annual cash coupon will be payable at an interest rate of 8.25% on the face amount of the outstanding Secured Notes. The Secured Notes will be secured by a third priority lien on the Post-Confirmation Collateral (as defined in the Reorganization Plan). In the event of change of control, Company will be obligated to offer to repurchase the Secured Notes at a redemption price of 101% of the accreted value of the Secured Notes plus accrued and unpaid interest up to but not including the redemption date, except that Company will not be required to make such an offer if a third party makes such an offer to repurchase the Secured Notes in a manner consistent with the Secured Notes Indenture. Furthermore, the Secured Notes will be redeemable by Company at times and premiums to be determined. The Secured Notes Term Sheet remains subject to change

A more complete general description of certain provisions of the Subordinated Notes Indenture to be qualified will be provided at such time as this application is amended to include, among other things, a copy of the Subordinated Notes Indenture. The Subordinated Notes Term Sheet currently contemplates that the Subordinated Notes will be issued in a principal amount between of $30 million and $35 million with a maturity date eight (8) years after the Effective Date of the Reorganization Plan. Interest will be payable semi-annually at an interest rate of 7.5%. Annual amortization payments of approximately $3.9 million (paid at end of year) are expected to be paid beginning in year two (2), with the balance due on maturity. The Subordinated Notes Term Sheet remains subject to change.


9.   Other obligors.

Each of the following subsidiaries set forth below is currently expected to be a guarantor of the Secured Notes. This list is subject to change.

Covanta Acquisition, Inc.
Covanta Alexandria/Arlington, Inc.
Covanta Bessemer, Inc.
Covanta Bristol, Inc.
Covanta Cunningham Environmental Support, Inc.
Covanta Energy Americas, Inc.
Covanta Energy Construction, Inc.
Covanta Energy Group, Inc.
Covanta Energy International, Inc.
Covanta Energy Resource Corporation
Covanta Energy Services, Inc.
Covanta Energy West, Inc.
Covanta Engineering Services, Inc.
Covanta Equity of Alexandria/Arlington, Inc.
Covanta Fairfax, Inc.
Covanta Geothermal Operations Holdings, Inc.
Covanta Geothermal Operations, Inc.
Covanta Hillsborough, Inc.
Covanta Huntington Resource Recovery One Corporation
Covanta Huntington Resource Recovery Seven Corporation
Covanta Huntsville, Inc.
Covanta Hydro Energy, Inc.
Covanta Hydro Operations West, Inc.
Covanta Hydro Operations, Inc.
Covanta Imperial Power Services, Inc.
Covanta Kent, Inc.
Covanta Key Largo, Inc.
Covanta Lancaster, Inc.
Covanta Lee, Inc.
Covanta Long Island, Inc.
Covanta Marion Land Corporation
Covanta Marion, Inc.
Covanta Mid- Conn., Inc.
Covanta Montgomery, Inc.
Covanta New Martinsville Hydro-Operations Corporation
Covanta Oahu Waste Energy Recovery, Inc.
Covanta Onondaga Five Corporation
Covanta Onondaga Four Corporation
Covanta Onondaga Operations, Inc.
Covanta Onondaga Three Corporation
Covanta Onondaga Two Corporation
Covanta Onondaga, Inc.
Covanta OPW Associates, Inc.
Covanta OPWH, Inc.
Covanta Pasco, Inc.
Covanta Plant Services of New Jersey, Inc.
Covanta Power Equity Corporation
Covanta Power International Holdings, Inc.
Covanta Projects of Hawaii, Inc.
Covanta Projects, Inc.
Covanta RRS Holdings Inc.
Covanta Secure Services USA, Inc.
Covanta Secure Services, Inc.
Covanta SIGC Geothermal Operations, Inc.
Covanta Stanislaus, Inc.
Covanta Systems, Inc.
Covanta Tampa Bay, Inc.
Covanta Wallingford Associates, Inc.
Covanta Waste to Energy of Italy, Inc.
Covanta Waste to Energy, Inc.
Covanta Water Holdings, Inc.
Covanta Water Systems, Inc.
Covanta Water Treatment Services, Inc.
DSS Environmental, Inc.
OPI Quezon, Inc.
Three Mountain Operations, Inc.
Covanta Honolulu Resource Recovery Venture
Covanta Operations of Union LLC


Contents of application for qualification. This application for qualification comprises--

     (a) Pages numbered 1 to 15, consecutively.

     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified: To be supplied by amendment.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A-1. The Company's Restated Certificate of Incorporation as amended, filed as Exhibit 3(a) to the Company's Form 10-K for the fiscal year ended December 31, 1988 and incorporated herein by reference.*

Exhibit T3A-2. Certificate of Ownership and Merger, Merging Ogden-Covanta, Inc. into Ogden Corporation, dated March 7, 2001, filed as Exhibit 3.1(b) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference.*

Exhibit T3B. The Company's By-Laws as amended, filed as Exhibit 3.2 to the Company's Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.*

Exhibit T3C. Form of Indenture between Covanta and the Trustee.**

Exhibit T3D. Not applicable.

Exhibit T3E-1. Debtors' First Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code.*

Exhibit T3E-2. Debtors' First Amended Joint Plan of Liquidation under Chapter 11 of the Bankruptcy Code.*

Exhibit T3E-3. Heber Debtors' Second Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code.*

Exhibit T3E-4. First Amended Disclosure Statement with respect to Reorganizing Debtors' Joint Plan of Reorganization, Heber Debtors' Joint Plan of Reorganization, and Liquidating Debtors' Joint Plan of Liquidation under Chapter 11 of the Bankruptcy Code.*

Exhibit T3E-5. First Amended Short-Form Disclosure Statement with respect to Reorganizing Debtors' Joint Plan of Reorganization, Heber Debtors' Joint Plan of Reorganization, and Liquidating Debtors' Joint Plan of Liquidation under Chapter 11 of the Bankruptcy Code.*

Exhibit T3E-6. Secured Notes Term Sheet listing certain terms of the Secured Notes to be issued pursuant to an indenture also to be qualified under this Form T-3.*

Exhibit T3E-7. Subordinated Notes Term Sheet listing certain terms of the Subordinated Notes to be issued pursuant to an indenture also to be qualified under this Form T-3.*

Exhibit T3E-8. Committee Letter to the Unsecured Creditors of Covanta Energy Corp. and its Reorganizing Subsidiaries (Class 4, 6 and 8 Creditors).*

Exhibit T3F. Cross reference sheet showing the location in the indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Act.**

--------------------------------------------------------------------------------
* Filed herewith.
** To be filed by amendment.

                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Covanta Energy Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Fairfield, and State of New Jersey, on the 17th day of October 2003.

(SEAL)
                                      ------------------------------------------
                              By
                                                /s/ Jeffrey Horowitz
                                      ------------------------------------------
                                                 Jeffrey R. Horowitz

                                      ------------------------------------------
                                        Senior Vice President, Legal Affairs,
                                            General Counsel and Secretary

                              Attest            /s/ Maria Stephenson
                                      ------------------------------------------
                                                  Maria Stephenson

                                      ------------------------------------------
                                                 Executive Assistant